UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                       EQUITY RESIDENTIAL PROPERTIES TRUST
                  --------------------------------------------
                  (Name of issuer as specified in its Charter)



                    Common Shares, Par Value $0.01 Per Share
                    ----------------------------------------
                         (Title of class of securities)


                                     29476L
                                 --------------
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
                -------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 16, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

===================                                        =====================
CUSIP No.  29476L                                            Page 2 of 7 Pages
===================                                        =====================


liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

- --------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           Stichting Pensioenfonds ABP

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- --------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) |_|

                                                                       (b) |_|

- --------------------------------------------------------------------------------
           SEC USE ONLY

- --------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*   00

- --------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

- --------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION   The Kingdom of the Netherlands

- --------------------------------------------------------------------------------
    NUMBER OF
     SHARES             7     SOLE VOTING POWER                   2,272,728
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY            8     SHARED VOTING POWER                        --
      EACH         -------------------------------------------------------------
    REPORTING           9     SOLE DISPOSITIVE POWER              2,272,728
     PERSON        -------------------------------------------------------------
      WITH             10     SHARED DISPOSITIVE POWER              144,400
- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,417,128
- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               |_|
- --------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           5.3%

- --------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*                   EP

- --------------------------------------------------------------------------------


                                Page 2 of 7 Pages

Item 1.   Security and Issuer.

                  This statement relates to the common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Equity Residential Properties Trust (the "Issuer"). The Issuer is a real estate investment trust formed in Maryland and has its principal executive offices located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606.

Item 2.   Identity and Background.

                  This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                    PRINCIPAL
NAME                OCCUPATION               CITIZENSHIP       BUSINESS ADDRESS
- ----                ----------               -----------       ----------------

J. Kleiterp         Executive Chairman       The Netherlands   Bestuur Abp
                    of the Board of                            P.O. Box 30909
                    Trustees of the Fund                       2500 GX 's-GRAVENHAGE

H.J. Albersen       Trustee of the Fund      The Netherlands   CMHF
                                                               P.O. box 80204
                                                               2508 AM 's-GRAVENHAGE

E.J. Anneveld       Trustee of the Fund      The Netherlands   C.F.O.
                                                               P.O. box 84501
                                                               2508 AM 's-GRAVENHAGE

W. Drees            Trustee of the Fund      The Netherlands   Wieringenmeen 36
                                                               3844 NA HARDERWIJK

P.H. Holthuis       Trustee of the Fund      The Netherlands   Ministerie van O&W/ BR/DG
                                                               P.O. box 25000
                                                               2700 LZ ZOETERMEER

L. Koopmans         Trustee of the Fund      The Netherlands   Lange Voorhout 86, app. 24
                                                               2514 EJ DEN HAAG



                                Page 3 of 7 Pages

                    PRINCIPAL
NAME                OCCUPATION               CITIZENSHIP       BUSINESS ADDRESS
- ----                ----------               -----------       ----------------

R. van Leeuwen      Trustee of the Fund      The Netherlands   ABOP
                                                               Herengracht 54
                                                               1015 BN AMSTERDAM
C.L.J. V. Overbeek  Trustee of the Fund      The Netherlands   Katholieke Onderwijs
                                                               Vakorganisatie
                                                               Verrijn Stuartlaan 36
                                                               2280 EL RIJSWIJK

A.C. van Pelt       Trustee of the Fund      The Netherlands   Ned. Gennootschap van
                                                               Leraren
                                                               P.O. box 407
                                                               3300 AK DORDRECHT

D.M. Sluimers       Trustee of the Fund      The Netherlands   Ministerie van Financien
                                                               Casuariestraat 32
                                                               2511 VB 's-GRAVENHAGE

A.F.P.M. Scherf     Trustee of the Fund      The Netherlands   Icaruslaan 20
                                                               5631 LD EINDHOVEN

X.J. den Uyl        First Deputy Chairman    The Netherlands   Linnaeuslaan 14
                    of the Fund                                2012 PP HAARLEM

J.W.E. Neervens     Executive Chairman of    The Netherlands   ABP
                    the Board of Directors                     Oude Lindestraat 70
                    of the Fund                                6411 EJ HEERlen

P.J. Bezemer        Member of the Board of   The Netherlands   ABP
                    Directors of the Fund                      Oude Lindestraat 70
                                                               6411 EJ HEERLEN

J.M.G. Frijns       Member of the Board of   The Netherlands   APB
                    Directors of the Fund                      Oude Llindestraat 70
                                                               6411 EJ HEERLEN



                  During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


                                Page 4 of 7 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

                  On September 16, 1996, the Fund acquired 2,272,728 Common Shares directly from the Issuer in an offering registered under the Securities Act of 1933, as amended, at a price of U.S. $33 per Common Share, raising the number of Common Shares beneficially owned by the Fund to 2,417,128 (approximately 5.3% of the aggregate number of Common Shares outstanding).

                  The funds for the foregoing purchase of Common Shares by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.


Item 4.   Purpose of Transaction.

                  The Fund has acquired the Common Shares for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Shares currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

                                Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) As of the date hereof, the Fund has the sole power to vote and dispose of 2,272,728 Common Shares. The Fund has the shared power to dispose of an additional 144,400 Common Shares held by the Fund in a securities account with ABN AMRO BANK N.V. managed by ABKB/LaSalle Securities. ABKB/LaSalle Securities, as manager of the securities account, has the sole power to vote such additional Common Shares. Based on information provided by the Issuer to the Fund on September 16, 1996, the 2,417,128 Common Shares beneficially owned by the Fund constitute approximately 5.3% of the outstanding Common Shares. To the knowledge of the Fund, no Common Shares are beneficially owned by any director or executive officer listed under Item 2 above.

                  (c) The Fund has effected no open market purchases of the Common Shares during the past 60 days.

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Fund.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer. In connection with the acquisition of Common Shares by the Fund described in Item 3 above, on September 13, 1996, the Board of Trustees of the Issuer approved such acquisition notwithstanding the Ownership Limit contained in the Amended and Restated Declaration of Trust of the Issuer and determined that the Fund's ownership of up to ten percent (10%) of the lesser of the number of issued and outstanding Common Shares or the value of the issued and outstanding Common Shares shall not be deemed to constitute "excess shares" as defined in the Amended and Restated Declaration of Trust of the Issuer.


Item 7.  Material to Be Filed as Exhibits.

                  None.


                                Page 6 of 7 Pages

                                    Signature



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1996                  STICHTING PENSIOENFONDS ABP




                                            By s/s J. Mensonides
                                               ---------------------------------
                                               Name:  J. Mensonides
                                               Title:   Managing Director
                                                        Equity Investments



                                            By s/s P.A.W.M. Spijkers
                                               ---------------------------------
                                               Name:  P.A.W.M. Spijkers
                                               Title:   Managing Director
                                                        Fixed Income Investments



                                Page 7 of 7 Pages